Exhibit 99.2

ENSafrica

35 Lower Long Street

Foreshore Cape Town 8001

P O Box 2293 Cape Town South Africa 8000

docex 14 Cape Town

tel +2721 410 2500

info@ENSafrica.com ENSafrica.com

CONSORTIUM AGREEMENT entered into between THE PERSONS LISTED ON ANNEXURE A (“Shareholders”)

law | tax | forensics | IP | africa	edward nathan sonnenbergs incorporated registration number 2006/018200/21

WHEREBY IT IS AGREED AS FOLLOWS:

1.	INTERPRETATION AND PRELIMINARY

1.1.	In this Agreement, unless clearly inconsistent with or otherwise indicated by the context -

1.1.1.

“Affiliate” means, with respect to any person, any person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

1.1.2.	“Agreement” means this consortium agreement, as amended from time to time;

1.1.3.	“Business Day” means any day other than a Saturday, Sunday or public holiday officially recognised as such in South Africa;

1.1.4.	“Companies Act” means the Companies Act, 71 of 2008;

1.1.5.	“Conditions Precedent” means the conditions precedent in clause 3.1;

1.1.6.

“Distribution” means the distribution in specie by MNK of its Montauk Renewables Shares to shareholders of MNK, having regard to their respective shareholding in MNK, subject to the withholding by MNK of a portion of the Montauk Renewables Shares to be distributed to certain shareholders of MNK for purposes of settling certain dividends tax obligations of those MNK shareholders which will arise pursuant to the Distribution;

1.1.7.	“Effective Date” means the 1st (first) Business Day after the date on which the last of the Conditions Precedent is fulfilled, notwithstanding the Signature Date;

1.1.8.

“JSE” means the exchange operated by JSE Limited (Registration No. 2005/022939/06) (or any other name by which it may be known in the future) or its successor body, including its alternative exchanges;

1.1.9.	“Listing” means the listing of the Montauk Renewables Shares on the NASDAQ in connection with the Distribution and related transaction;

1.1.10.

“MNK” means Montauk Holdings Limited (Registration No. 2010/017811/06), a public company duly registered and incorporated in accordance with the company laws of South Africa, the issued ordinary share capital of which is listed on the JSE;

1.1.11.	“MNK Group” means MNK and each of its Affiliates;

1.1.12.

“Montauk Renewables” means Montauk Renewables, Inc., a corporation formed under the laws of the State of Delaware in the US and which will be primary listed on the NASDAQ, with a secondary listing on the JSE, following the Distribution;

1.1.13.

“Montauk Renewables Shares” means shares of common stock, par value $0.01 (USD) per share, of Montauk Renewables, which shares will be primary listed on the NASDAQ, with a secondary listing on the JSE, following the Distribution;

1.1.14.	“NASDAQ” means the NASDAQ Stock Market;

1.1.15.	“Parties” means the parties to this Agreement, namely each of the Shareholders, and “Party” shall mean any of them, as the context may indicate;

1.1.16.

“Pool Principal” means Rivetprops 47 Proprietary Limited (Registration No. 1995/009741/07), or such Shareholder appointed by the Voting Pool from time to time in terms of this Agreement to manage the administration of the Voting Pool;

1.1.17.	“Pool Shares” means the Montauk Renewables Shares acquired by each of the Shareholders during the currency of this Agreement, including all Montauk Renewables Shares acquired:

1.1.17.1.	in the Distribution;

1.1.17.2.	in terms of a rights issue or capitalisation issue by Montauk Renewables; and/or

1.1.17.3.	on the open market;

1.1.18.

“Shareholders” means the persons listed in Annexure A to this Agreement, or their nominees, and each other person who becomes a party to this Agreement in the future, and “Shareholder” means any one of them as the context may indicate;

1.1.19.	“Signature Date” means the date on which the last Party signing this Agreement does so;

1.1.20.	“US” means the United States of America; and

1.1.21.	“Voting Pool” means the voting pool established in terms of clause 5.

1.2.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words importing persons shall include partnerships, trusts and bodies corporate.

1.3.	The head notes to the paragraphs to this Agreement are inserted for reference purposes only and shall not affect the interpretation of any of the provisions to which they relate.

1.4.

This Agreement shall be binding on and enforceable by the trustees, permitted assigns, liquidators, or other legal successors of the Parties as fully and effectually as if they had signed this Agreement in the first instance and reference to any Party shall be deemed to include such Party’s trustees, permitted assigns, liquidators, or other legal successors, as the case may be.

1.5.

Full effect shall be given to any substantive provision conferring rights and obligations upon the Parties and contained in this clause 1 or clause 2, provided that if any provision in clause 2 conflicts with any other provision of this Agreement, such other provision shall prevail and be carried into effect.

1.6.

When any number of days (including Business Days) is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day, unless the last day is not a Business Day, in which event the last day shall be the next day which is a Business Day.

1.7.

Should the day for the performance of any payment obligation in terms of this Agreement fall on a day which is not a Business Day, then such obligation shall be performed on the next date which is a Business Day.

1.8.

Where any term is defined within the context of any particular clause in this Agreement, the term so defined shall, unless it appears clearly from the clause in question that such term has limited application to the relevant clause, bear the meaning ascribed for all purposes in terms of this Agreement, notwithstanding that such term has not been defined in this clause 1.

1.9.

Unless expressly stated to the contrary, any reference in this Agreement to legislation or subordinate legislation is to such legislation or subordinate legislation at the Signature Date as amended and/or re-enacted from time to time thereafter.

1.10.	Where figures are in this Agreement described both in numerals and in words, the numerals shall prevail in the event of any conflict between the two.

1.11.	The rule of interpretation that a contract shall be interpreted against the party responsible for the drafting or preparation of the contract shall not apply.

1.12.

The termination or expiry of this Agreement shall not affect those provisions of this Agreement which expressly provide that they will operate after such expiry or termination, or those which of necessity must continue to have effect after such expiry or termination, notwithstanding that the clauses themselves do not expressly provide for this.

1.13.	Should this Agreement be signed on a date that results in the use of any tenses herein being inappropriate, the terms shall be read in the appropriate tense.

1.14.	This Agreement shall be governed by and construed and interpreted in accordance with the laws of Delaware.

2.	INTRODUCTION

2.1.	MNK may implement the Distribution, and list the Montauk Renewables Shares on the NASDAQ.

2.2.	The Shareholders are shareholders of MNK and will acquire Montauk Renewables Shares pursuant to the Distribution, if implemented.

2.3.

The Shareholders wish to establish the Voting Pool in terms of which they will regulate the manner in which they will conduct themselves in relation to the Pool Shares. The Shareholders furthermore wish to grant pre-emptive rights to the other Shareholders, which will be triggered upon the disposal by such Shareholder of its Pool Shares.

2.4.

The Shareholders wish to establish the Voting Pool to form a group which controls 50% or more of the voting power of Montauk Renewables, which will result in Montauk Renewables being a “controlled company” under the listing rules of NASDAQ. Each Shareholder intends to retain beneficial ownership, as defined in Rule 13d-3 of the Securities Act of 1933, of the Montauk Renewables Shares owned by itself and not to confer such beneficial ownership to any other member of the group.

2.5.	The Parties therefore enter into this Agreement to provide for:

2.5.1.	the establishment of the Voting Pool;

2.5.2.	the granting of pre-emptive rights on the transfer of Pool Shares; and

2.5.3.	various matters incidental thereto.

3.	CONDITION PRECEDENT

3.1.

Save for clauses 1 and 2, this clause 3 and clauses 8 to19 (both inclusive) (“Binding Clauses”), which are of immediate and binding effect, this Agreement is subject to the suspensive conditions to the Distribution, as stipulated in the circular issued by MNK to its shareholders in November 2020 for the approval of the Distribution, being fulfilled (or waived, to the extent permissible).

3.2.

The Parties reciprocally undertake to co-operate in using their commercially reasonable endeavours to procure the due fulfilment of the Condition Precedent with all reasonable despatch, to the extent that the fulfilment thereof is within their control.

3.3.

Should the Condition Precedent not be fulfilled, or waived (to the extent legally permissible) by all of the Parties in writing, by 28 February 2021 or such later date(s) as the Parties may agree in writing, then this Agreement (save for the Binding Clauses) shall cease to be of any force and effect.

3.4.

Should this Agreement become of no force or effect by reason of clause 3.3, then the Parties shall be restored as near as may be possible to the position in which they would have been had this Agreement not been entered into and no Party shall have any claim against the other Party as a result of the failure of the Condition Precedent.

4.	COMMENCEMENT AND TERMINATION

4.1.	This Agreement will commence on the Effective Date.

4.2.	This Agreement will terminate:

4.2.1.	as far as a Shareholder is concerned, upon such Shareholder:

4.2.1.1.	ceasing to be a Shareholder of Montauk Renewables; or

4.2.1.2.	providing 3 (three) months’ written notice to the other Shareholders that it wishes to cease being a Shareholder for the purposes of this Agreement; or

4.2.1.3.	receiving a notice of termination issued by Shareholders in terms of clause 4.4;

4.2.2.	in all other cases, by written agreement of all of the Shareholders at the time.

4.3.

Subject to clause 4.4, this Agreement shall accordingly not be capable of cancellation due to an unremedied breach by a Party of his obligations and, in the event of such unremedied breach, the rights of the aggrieved Parties shall be limited to enforcing the terms of this Agreement, with or without a claim for damages and any other remedy provided for in this Agreement.

4.4.

Shareholders holding more than 66.66% (sixty six point six six percent) of the total number of Pool Shares at the relevant time shall be entitled, by written notice to a Shareholder, to terminate such Shareholder’s membership of the Voting Pool, whereafter such Shareholder shall immediately cease to be a Party to this Agreement.

5.	VOTING POOL

5.1.	The Shareholders hereby establish a voting pool (“Voting Pool”) in respect of the Shareholders’ voting rights attaching to the Pool Shares.

5.2.	Notwithstanding that:

5.2.1.	the rights of beneficial ownership in respect of the Pool Shares shall remain vested in the respective Shareholders; and

5.2.2.	the Pool Shares shall remain registered in the names of such Shareholders or their respective nominees,

the voting rights attaching to the Pool Shares shall be exercised in the manner prescribed in this Agreement.

5.3.

Any additional Montauk Renewables Shares in the capital of Montauk Renewables howsoever acquired by the Shareholders, including by way of a rights issue, renounceable offer or capitalisation issue, shall automatically also form part of the Voting Pool and be deemed to be Pool Shares.

5.4.

The Parties record that, with effect from the Effective Date, Rivetprops 47 Proprietary Limited shall be the Pool Principal of the Voting Pool. Should the Pool Principal cease to be a Shareholder, or resign as Pool Principal by notice in writing to the remaining Shareholders, then the Voting Pool shall be entitled to appoint a different Shareholder to act as Pool Principal. Such appointment shall occur by the Shareholders casting votes in a Ballot in accordance with the procedures in clause 6, save that the decision on the appointment of the Pool Principal shall not require the approval of more than 66.66% (sixty six point six six percent) of the votes cast on the Ballot, but rather the Shareholder receiving the most votes on the particular Ballot shall be appointed as Pool Principal.

6.	PROCEDURE PRIOR TO MEETINGS OF SHAREHOLDERS OF MONTAUK RENEWABLES

6.1.

As soon as possible after receiving a notice from Montauk Renewables in which resolutions are proposed for consideration by Montauk Renewables shareholders, the Pool Principal shall circulate to each Shareholder a written resolution (“Ballot”), which shall:

6.1.1.	require such Shareholder to cast its vote(s) on each resolution proposed in such notice; and

6.1.2.	notify the Shareholders who will be nominated to attend the Montauk Renewables shareholders’ meeting and represent the Shareholders on all voting matters before the meeting (“Nominee”).

6.2.

As soon as possible after receipt of such Ballot, and in any event no later than 3 (three) Business Days before the relevant Montauk Renewables shareholders meeting, the Shareholders shall return the completed Ballot, together with a form of proxy completed in favour of the Nominee, to the Pool Principal (which may also be the Nominee selected by the Shareholders).

6.3.	Each Shareholder shall be entitled to cast as many votes on its Ballot as is equal to the number of Pool Shares owned by that Shareholder at the time.

6.4.

The Nominee shall attend the Montauk Renewables shareholders meeting as proxy on behalf of each of the Shareholders, and shall exercise the votes attaching to all Pool Shares in accordance with the instructions of the Shareholders.

6.5.

The Nominee shall only be entitled to cast a vote in favour of a resolution or proposal if all of the votes provided by the Shareholders as to that resolution or proposal represent a vote in favour of the particular resolution or proposal. Accordingly, unless all of the votes provided as to the particular resolution or proposal vote in favour of such resolution or proposal, then the Nominee shall cast a vote against the relevant resolution or proposal at the Montauk Renewables shareholders meeting, notwithstanding that more than 50% (fifty percent) of the votes provided by the Shareholders may have represented a vote in favour of the resolution or proposal (the “Unanimity Requirement”). This Unanimity Requirement shall also apply to any resolutions or proposals for which the shareholders of Montauk Renewables are requested to take action by written consent of the shareholders of Montauk Renewables.

6.6.

Notwithstanding that the relevant Shareholder did not complete a proxy form in favour of the Nominee, each Shareholder hereby appoints such Nominee with power of substitution as its lawful attorney and agent in its name, place and stead to:

6.6.1.	exercise the voting rights attaching to its Pool Shares in such manner as the Voting Pool has decided; and

6.6.2.

to sign in its name and stead and on behalf of it any general or special form of proxy required for the purpose of any such meeting or in connection with any action taken by written consent of the shareholders of Montauk Renewables.

6.7.

The Shareholders shall be bound to exercise the votes attaching to their Pool Shares in accordance with the Voting Pool’s decision, notwithstanding that voting in such manner may be contrary to the interests of any of them.

7.	SALE OF POOL SHARES AND PRE-EMPTIVE RIGHTS

7.1.

Any Shareholder (“the Selling Shareholder”) wishing to sell or transfer any Pool Shares shall be obliged to offer such Pool Shares in Montauk Renewables (“the Equity”) to the other Shareholders (“the Remaining Shareholders”) on a pro rata basis by giving notice in writing thereof (“the Transfer Notice”) to the Remaining Shareholders.

7.2.	The Transfer Notice shall state the following in respect of the sale of the Equity:

7.2.1.	the purchase consideration payable per Pool Share;

7.2.2.	the terms as to payment thereof and as to the provision of security (if any) for payment;

7.2.3.	the suspensive or resolutive conditions thereto;

7.2.4.	the identity of the proposed purchaser and its ultimate controller(s), if applicable;

7.2.5.	that the offer is subject to the whole, and not part of the offer being accepted by the Remaining Shareholders; and

7.2.6.	any other terms thereof, and all such terms shall be reasonably capable of fulfilment by the Remaining Shareholders.

7.3.

The Remaining Shareholders shall have an irrevocable option to purchase the Selling Shareholder’s Equity for a period of 3 (three) Business Days after receipt by the Remaining Shareholders of the Transfer Notice (“Prescribed Period”) at the purchase consideration and upon the terms and conditions set out in the Transfer Notice and subject to the provisions hereof and the option shall be exercisable by notice in writing given to the Selling Shareholder at any time within the Prescribed Period.

7.4.

If all of the Remaining Shareholders exercise the option to acquire the Selling Shareholder’s Equity, and a dispute arises between such Remaining Shareholders as to the number of Pool Shares to be acquired by them, then they shall each be entitled to acquire a proportion of the Selling Shareholder’s Equity, such proportion being the same proportion as exists between the number of Pool Shares held by each such Shareholder and the total number of Pool Shares held by all such Shareholders.

7.5.

If only some of the Remaining Shareholders desire to exercise the option in terms of the provisions hereof, and a dispute arises between such Remaining Shareholders as to the number of Pool Shares to be acquired by them, then each such Shareholder shall be entitled and obliged to acquire a proportion being the same proportion as exists between the number of Pool Shares held by each such Shareholder and the total number of Pool Shares held by all such Shareholders.

7.6.

If the Remaining Shareholders fail to exercise the option within the Prescribed Period, then the Selling Shareholder shall be entitled for a period of 40 (forty) Business Days after the expiry of the Prescribed Period to sell its Equity to any bona fide third party dealing at arms-length (“the Third Party”), provided that:

7.6.1.

the Selling Shareholder shall not sell its Equity at consideration less than the consideration stated in the Transfer Notice and/or on terms or conditions more favourable than the terms and conditions stated in the Transfer Notice unless it first offers the same for sale to the Remaining Shareholders for a period of 15 (fifteen) Business Days at the price and/or on the terms and conditions which he is willing to accept therefor; and

7.6.2.

if the Selling Shareholder fails to sell its Equity within the period of 40 (forty) Business Days aforesaid, then if the Selling Shareholder still thereafter desires to sell or transfer its Equity, it shall be obliged to again comply with the provisions of this clause 7.

7.7.

Notwithstanding the provisions of this clause 7, each Shareholder shall be entitled to transfer its Pool Shares to any of its Affiliates without having to comply with the provisions of this clause 7, provided that such Affiliate signs a deed of adherence to this Agreement thereby binding itself to the terms hereof as if it was a signatory to this Agreement, and the Pool Shares transferred shall remain Pool Shares in terms of this Agreement.

8.	BREACH

Save as expressly provided otherwise in this Agreement, if any Party commits a breach of this Agreement and/or fails to comply with any of the provisions hereof (“the Defaulting Party”), then any other Party (“the Innocent Party”) shall be entitled to give the Defaulting Party 14 (fourteen) days’ notice in writing to remedy such breach and/or failure and if the Defaulting Party fails to comply with such notice, then the Innocent Party shall forthwith be entitled but not obliged, without prejudice to any other rights or remedies which the Innocent Party may have in law, including the right to claim damages, to claim specific performance from the Defaulting Party’s obligations in terms hereof, provided that no Party may cancel this Agreement at any time after the Signature Date.

9.	DISPUTE RESOLUTION: NEGOTIATION AND ARBITRATION

9.1.

In the absence of any specific provision to the contrary, should any dispute, disagreement or claim arise between the Parties (“the dispute”) concerning this Agreement, the Parties shall endeavour to resolve the dispute by negotiation.

9.2.

This entails one of the Parties inviting the others in writing to meet and to attempt to resolve the dispute within 14 (fourteen) days from date of written invitation. If the dispute has not been resolved by such negotiation within 14 (fourteen) days of the commencement thereof by agreement between the Parties, then the Parties shall submit the dispute to arbitration for final resolution in accordance with the rules of the International Institute for Conflict Prevention and Resolution Arbitration Procedure (the “CPR Arbitration Procedure”) pursuant to clause 9.3.

9.3.	Arbitration.

9.3.1.

In the event that a dispute has not been resolved in accordance with clause 9.2, then such dispute will, upon the written request of a Party (the “Arbitration Request”) be submitted to be finally resolved by binding arbitration pursuant to the CPR Arbitration Procedure. The arbitration will be held in Pittsburgh, Pennsylvania or such other place as the Parties may mutually agree in writing. Unless otherwise agreed by the Parties in writing, any dispute to be decided pursuant to this clause 9.3 will be decided and an arbitrator appointed pursuant to the CPR Arbitration Procedure. If the arbitration will be before a sole independent arbitrator, then the sole independent arbitrator will be appointed by agreement of the Parties within 15 (fifteen) days of the date of receipt of the Arbitration Request. If the Parties cannot agree to a sole independent arbitrator, then upon written application by any Party, the sole independent arbitrator will be appointed pursuant to the CPR Arbitration Procedure.

9.3.2.

The arbitrator(s) will have the right to award, on an interim basis, or include in the final award, any relief which it deems proper in the circumstances, including money damages (with interest on unpaid amounts from the due date), injunctive relief (including specific performance) and attorneys’ fees and costs; provided that the arbitrator(s) will not award any relief not specifically requested by the Parties and, in any event, will not award any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of any other Party arising in connection with the transactions contemplated hereby. Upon selection of the arbitrator(s) following any grant of interim relief by a special arbitrator or court pursuant to clause 9.4, the arbitrator(s) may affirm or disaffirm that relief, and the Parties will seek modification or rescission of the order entered by the special arbitrator or court (as applicable) as necessary to accord with the decision of the arbitrator(s). The award of the arbitrator(s) will be final and binding on the Parties, and may be enforced in any court of competent jurisdiction. The initiation of mediation or arbitration pursuant to this clause 9.3 will toll the applicable statute of limitations for the duration of any such proceedings.

9.4.

Notwithstanding the foregoing provisions of this clause 9, (a) a Party may seek preliminary provisional or injunctive judicial relief with respect to a dispute without first complying with the procedures set forth in clause 9.3 if such action is reasonably necessary to avoid irreparable damage and (b) a Party may initiate arbitration before the expiration of the periods specified in clause 9.3 if the other Parties have failed to comply with clause 9.2 in good faith. In such event, the other Party may commence and prosecute such arbitration unilaterally in accordance with the CPR Arbitration Procedure.

10.	NOMINATION BY A SHAREHOLDER

10.1.

Each Shareholder shall be entitled, but not obliged, to nominate any of its Affiliates, or any other person who is not an Affiliate but who has been approved by the Shareholder to exercise any or all of its rights and fulfil its obligations in terms of this Agreement:

10.1.1.	at any time during the currency of this Agreement; and

10.1.2.	by notice in writing to the other Parties to that effect.

10.2.

Notwithstanding the provisions of clause 10.1, no nomination in terms of this clause 10 shall take effect until the nominee has signed this Agreement as a party thereto or has confirmed in writing that it shall be bound by all the provisions of this Agreement. With effect from the date of its nomination, the nominee shall be bound to all the terms and conditions herein contained as a “Shareholder”.

10.3.

By its signature hereto, the nominating Shareholder binds itself as surety to the other Parties for due performance by its nominees of all obligations which may apply to such nominee in terms of this Agreement.

11.	NO ASSIGNMENT

Save as otherwise provided in this Agreement, no Party shall be entitled to:

11.1.	cede its rights;

11.2.	delegate its obligations; or

11.3.	assign its rights and obligations,

under this Agreement unless the other Parties have consented thereto in writing, which consent shall not be unreasonably withheld.

12.	INDEPENDENT ADVICE

Each of the Parties acknowledges and agrees that it has sought independent legal, financial and other relevant expert advice relating to this Agreement, and that it has agreed to enter into this Agreement as a result of its own investigations and enquiries.

13.	ALTERATION

No alteration, cancellation, variation of, or addition hereto (including this clause [13]) shall be of any force or effect unless reduced to writing and signed by all Parties to this Agreement or their duly authorised representatives.

14.	ENTIRE AGREEMENT

This document contains the entire Agreement between the Parties and no Party shall be bound by any undertakings, representations, warranties, promises or the like not recorded herein.

15.	SUPERSESSION

15.1.	This Agreement supersedes and cancels all previous negotiations and/or agreements between the Parties relating to the matters recorded herein.

15.2.	Insofar as the provisions of this Agreement may conflict with the provisions of any other agreement or document, the provisions of this Agreement shall prevail and be carried into effect.

16.	NO INDULGENCES

No indulgence, leniency or extension of time which any Party (“the Grantor”) may grant or show to another Party, shall in any way prejudice the Grantor or preclude the Grantor from exercising any of its rights in the future.

17.	NOTICES AND DOMICILIA

17.1.

Each of the Parties chooses their domicilium citandi et executandi (“domicilium”) for the purposes of the giving of any notice, the payment of any sum, the serving of any process and for any other purposes arising from this Agreement at their respective addresses set forth on the signature page.

17.2.	Each of the Parties shall be entitled from time to time, by written notice to the other Parties to vary its domicilium to any other physical address.

17.3.	Any notice given and any payment made by a Party to another Party (“the addressee”) which:

17.3.1.

is delivered by hand during the normal business hours of the addressee at the addressee’s domicilium for the time being shall be presumed, until the contrary is proved by the addressee to have been received by the addressee at the time of delivery;

17.3.2.

is posted by prepaid registered post to the addressee at the addressee’s domicilium for the time being shall be presumed, until the contrary is proved by the addressee, to have been received by the addressee on the seventh day after the date of posting.

17.4.

Where, in terms of this Agreement any communication is required to be in writing, the term “writing” shall include communications by facsimile or electronic mail. Communications by facsimile shall, unless the contrary is proved by the addressee, be deemed to have been received by the addressee 24 (twenty-four) hours after the time of transmission. Communications by way of electronic mail shall, unless the contrary is proved by the addressee, be deemed to have been received by the addressee 12 (twelve) hours after the time of transmission.

17.5.

Notwithstanding anything to the contrary herein contained in a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

18.	COUNTERPARTS

18.1.

This Agreement may be executed in a number of counterparts and by the same Parties in different counterparts but shall only be deemed to have been concluded when each Party has executed at least one counterpart.

18.2.	Each counterpart, when executed, shall be an original, but all counterparts together constitute the same document.

19.	COSTS

Each Party shall bear its own costs in relation to the drafting and finalisation of this Agreement and attendances incidental thereto.

SHAREHOLDERS

Name	Domicillium	Signature	Date of signature
Rivetprops 47 (Pty) Ltd	Suite 801, The Point, 76 Regent Street, Sea Point, Cape Town, 8005	/s/ John Copelyn	January 24, 2021
Majorshelf 183 (Pty) Ltd	Suite 801, The Point, 76 Regent Street, Sea Point, Cape Town, 8005	/s/ T.G. Govender	January 24, 2021
Chearsley Investments (Pty) Ltd	Suite 801, The Point, 76 Regent Street, Sea Point, Cape Town, 8005	/s/ John Copelyn	January 24, 2021

Annexure A

THE SHAREHOLDERS

Name	Authorised representative (if not an individual)	Identity No. / Registration No.
Rivetprops 47 (Pty) Ltd	J.A. Copelyn	[***]
Majorshelf 183 (Pty) Ltd	T.G. Govender	[***]
Chearsley Investments (Pty) Ltd	J.A. Copelyn	[***]